Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204

June 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Abby Adams
Special Counsel, Office of Mergers & Acquisitions

Emmis Communications Corporation
Schedule TO-I filed May 16, 2005 and
Schedule TO-I/A filed May 25, 2005
                         File No. 5-43521

Ladies and Gentlemen:

          We are writing in response to the comments of the Staff contained in the Staff’s letter to James M. Dubin of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Emmis Communications Corporation (the “Company”) dated May 23, 2005 (the “Comment Letter”) regarding the above-referenced Schedule TO-I and amendment thereto (together, the “Schedule TO”).

          The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

          If you have any questions concerning the above responses, please do not hesitate to contact me at (317) 684-6565.

Very truly yours,

/s/ J. Scott Enright
J. Scott Enright, Vice President,
Associate General Counsel and Secretary

cc:	James M. Dubin
John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP